Exhibit 99.(a)(1)(L)

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Contacts:
Susan Busch, Director, Corporate PR	Jennifer Driscoll, Vice President, Investor Relations
(612) 291-6114 or susan.busch@bestbuy.com	(612) 291-6110 or jennifer.driscoll@bestbuy.com

Brian Lucas, Sr. Manager, Corporate PR	Wade Bronson, Director, Investor Relations
(612) 291-6131 or brian.lucas@bestbuy.com	(612) 291-5693 or wade.bronson@bestbuy.com

Best Buy Completes Subsequent Offering
Period for Napster Shares

MINNEAPOLIS (Oct. 30, 2008) – Today Best Buy Co., Inc. (NYSE:BBY) successfully concluded the subsequent offering period of the cash tender offer by its wholly-owned subsidiary, Puma Cat Acquisition Corp., to purchase all outstanding shares of common stock of Napster, Inc. (NASDAQ:NAPS).  The subsequent offering period followed Best Buy’s initial tender offer, in which Best Buy acquired approximately 35.5 million Napster shares (excluding shares tendered by guaranteed delivery but not delivered), or 75.3 percent of all outstanding Napster shares, and which expired on Oct. 24, 2008.

The subsequent offering period expired at 12:00 midnight, Eastern Time, at the end of Oct. 29, 2008.  As of that time, approximately 3.9 million additional Napster shares, representing an additional 8.3 percent of outstanding Napster shares, had been validly tendered and not withdrawn during the subsequent offering period, according to information provided by U.S. Bank National Association, the depositary for the offer. Best Buy accepted for payment all shares validly tendered during the subsequent offering period and intends to make prompt payment for those shares. As a result of the tender offer, Best Buy beneficially owns an aggregate of approximately 40.6 million Napster shares (including approximately 1.1 million shares previously owned by Best Buy), representing approximately 85.9 percent of Napster’s outstanding shares. The aggregate purchase price for all shares tendered pursuant to the tender offer (including the subsequent offering period) is $104.5 million.

Best Buy also announced today that it exercised its “top-up option” under the agreement and plan of merger.  The exercise of the top-up option allowed Best Buy to increase its share ownership percentage of Napster through the purchase of newly-issued shares of Napster common stock at the tender offer price.  As a result of its purchase of all validly-tendered shares and the exercise of the top-up option, Best Buy beneficially owns more than 90 percent of the outstanding shares of Napster common stock and intends to cause Puma Cat promptly to merge with and into Napster without a meeting of the stockholders of Napster pursuant to the Delaware “short-form” merger statute. Best Buy expects to consumate the merger on or prior to Oct. 31, 2008.  As a result of the merger, each outstanding share of Napster common stock will be converted into the right to receive $2.65 per share, in cash, without interest. The only exceptions are shares held by Best Buy or Puma Cat; treasury shares, which will be cancelled; and shares held by stockholders, if any, who properly exercise appraisal rights in accordance with Delaware law. Best Buy expects this process ultimately to result in its ownership of 100 percent of Napster’s common stock.

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Napster. Best Buy and Puma Cat are filing an amendment to the original tender offer statement with the SEC. Napster is filing with the SEC an amendment to its original solicitation/ recommendation statement on Schedule 14D-9. These filings contain important information about the tender offer, and Best Buy urges stockholders of Napster to read these filings carefully. These filings are available at no charge at the SEC’s Web site (http://www.sec.gov). The original tender offer statement and the related materials may be obtained for free by directing a request by mail to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005; by calling (800) 628-8532; or by contacting Best Buy.

About Best Buy

With operations in the United States, Canada, Europe and China, Best Buy is a multinational retailer of technology and entertainment products and services with a commitment to growth and innovation. The Best Buy family of brands and partnerships collectively generates more than $40 billion annual revenue and includes brands such as Best Buy, Best Buy Mobile, The Carphone Warehouse, Future Shop, Geek Squad, Jiangsu Five Star, Magnolia Audio Video, Pacific Sales Kitchen and Bath Centers, The

Phone House and Speakeasy. Approximately 165,000 talented employees help bring the benefits of these brands to life for customers through retail locations, call centers and Web sites, in-home solutions, product delivery and activities in our communities. Community partnership is central to the way we do business. In fiscal 2008, we donated a combined $31.8 million to improve the vitality of the communities where our employees and customers live and work. For more information about Best Buy, visit www.bestbuy.com.

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